September 8, 2008
Via EDGAR and Facsimile Transmission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention: Ms. Tamara Tangen

Re:	Ebix, Inc. Form 10-K for the year ended December 31, 2007 Filed on March 31, 2008 File No. 001-15946
Dear Ms. Tangen:
Ebix, Inc. (the “Company”, “Ebix”, “we”, or “our”) submits this letter as supplemental correspondence in response to the additional information you requested during our telephone call of August 26, 2008 regarding Note 14 (Convertible Debt) in support of the financial statements included in Ebix’s Form 10-K for the year ended December 31, 2007. During the telephone call you asked the Company to determine the value of the change of control put option (the “Put Option”) on both March 31, 2008 and June 24, 2008 (the date immediately prior to effective date of the amendment to the promissory note removing the Put Option).
Using the same binomial lattice model that we previously applied in determining the value of the Put Option at December 18, 2007 and December 31, 2007, the Company completed the calculation of the fair value of the Put Option as of March 31, 2008 and June 24, 2008. We determined that the Put Option’s value was $163,980 as of the close of trading on March 31, 2008, and $252,637 as of the close of trading on June 24, 2008. The Put Option’s value at these dates represents a $(3,596) decrease and an $85,061 increase at March 31, 2008 and June 30, 2008, respectively compared to its value at the December 31, 2007.
As the Put Option relates to the three month interim reporting period ending March 31, 2008, on a pro forma reporting basis the financial statement accounting for the year-to-date change in the value of the embedded derivative would have resulted in a (0.01)% decrease to total liabilities and a 0.06% increase to net income for the three months ended March 31, 2008.
As of June 30, 2008 the Put Option had been removed. The accounting for the note modification eliminating this embedded derivative would have resulted in a (0.27)% decrease to total liabilities as of June 30, 2008, a 2.43% increase to net income for the three months ended June 30, 2008, and a 1.29% increase to net income for the six months ended June 30, 2008.

Consistent with the Company’s analysis of the Put Option valuation at December 31, 2007, and based on our quantitative assessment of the its relative value during 2008, we believe that the hypothetical financial statement impact of the accounting for this embedded derivative continued to be immaterial for both the Company’s interim reporting periods ending on March 31, 2008 and June 30, 2008 respectively. Furthermore, in respect to the qualitative evaluation of materiality espoused by SAB 99, our assessment of the relevant facts, as discussed in our July 28, 2008 response letter, continues to support our conclusion that the Put Option was not material to the readers and users of our financial statements.
Therefore and in conclusion, we believe that the qualitative and quantitative analysis of the subject embedded derivative corroborates the premise that the change of control put option was not material to the Company’s financial statements for any of the reporting periods ending on December 31, 2007, March 31, 2008, and June 30, 2008.
The Company acknowledges that:
1.	The Company is responsible for the adequacy and accuracy if the disclosure in the filing;
2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments related to the filing, please contact the undersigned at (678) 281-2031 or Robert Kerris at (678) 281-2028.
Very truly yours,
/s/ Robin Raina

Robin Raina
Chairman of the Board, President
and Chief Executive Officer
cc: Robert Kerris